Filed by Digital World Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Digital World Acquisition Corp.

Commission File No. 001-40779

Reddit r/SPACs

Topic: DWAC CEO—Reddit AMA—Ask me Anything!

March 3, 2022

https://rumble.com/vwd8wn-dwac-ceo-reddit-ama-ask-me-anything.html

TRANSCRIPT

(silence)

Ben Rabizadeh (00:56):

Hey. Welcome everyone to Story Trading. We’ve got a special joint event here, actually. What? That was Patrick Orlando. We’ll come to him in a second. But we got a special joint event here with Canadian 2020. We’re dealing with the mod of a couple of Reddit boards, a SPAC board, and a DWAC board. So with that, we got Patrick Orlando here. You want to say hello, Canadian, to your followers first.

Canadian 2020 (01:23):

Hey everyone. Thank you for joining us and thank you Ben for hosting us. Really appreciate it.

Ben Rabizadeh (01:29):

Awesome. No problem. Okay, so Patrick Orlando’s here. This is going to be a, I think two... Do we have two hours set aside for this?

Canadian 2020 (01:39):

I think this second one, because Patrick is busy this evening. Maybe keep it to 45 minutes, and the third one with Nunes maybe longer for two hours.

Ben Rabizadeh (01:49):

Okay, great. So we’re going to keep it to 45 minutes. So we’ll bring Patrick in for a quick introduction and then we’ll jump to the questions. Patrick, how are you doing?

Patrick Orlando (01:59):

Very well. Very well. Excited once again to be speaking to people interested in our business endeavors, we’ll touch on finance and SPACs and some on DWAC, and it’s nice to be in touch with the people interested in our endeavors.

Ben Rabizadeh (02:20):

So let me get started. I may have to drop out a little bit early and then I got someone from my end handling the controls when I leave. So I just want to start with one or two questions of my own first, and then I’ll turn it over to Canadian 2020 to go off the question list that was submitted through Reddit. So first is, can you just tell us what are the remaining steps that need to be done for the merger to close? I know you probably can’t tell us anything specific about the timeline, but what has to happen next? I don’t know if the S4 was filed or a vote. What are the remaining steps?

Patrick Orlando (02:54):

So, yes. I mean, basically after the definitive agreement is signed, a document, either a proxy or an S4 is created. This document goes through several cycles back and forth with the SEC until it’s in the shape that’s approved to be distributed to shareholders, and that becomes the basis for the vote. That’s the information package that the shareholders are meant to utilize as the source of information about the deal so they can make an educated vote. And that is all in progress. We signed the definitive and we’ve been hard at work at this. As is always the case with public companies, when there’s something material and it needs to be publicly disclosed, we disclose it. So it’d be great for everybody to get accustomed to looking at the filings. Filings are available on several different websites, the SEC website, SEC report, and some others. Getting accustomed to looking at filings is important if you’re investing in public companies. 8-Ks highlight significant events. The S4, when it’s publicly filed, will be available to all to read in draft form. And then the final obviously will be distributed so that shareholders can read this and be informed when they make their vote.

Ben Rabizadeh (04:33):

Okay. So the S-4, the back and forth with the SEC, has that started, or that only starts once you submit that S-4?

Patrick Orlando (04:40):

So when SPACs are less than one year old, you are permitted to do what’s called a confidential filing on your first filing. And then the second filing, when you answered the first set of comments, that becomes a public filing. It’s a regular public filing. SPACs that are over one year old must submit their first S-4 or other relevant document like this publicly. So you see it right away in the public filings. And then you don’t see the back and forth and the comments, but you do see each public turn of the document until it’s in final form.

Ben Rabizadeh (05:23):

Okay. So it’s possible you’re not telling us because it’s confidential, right? But it’s possible a confidential has been filed from what you’re saying.

Patrick Orlando (05:29):

I mean, everything’s possible. And obviously the thing about public companies... And this is what’s very important, and this is kind of an acronym everybody should learn and then you sound really smart. There’s something called MNPI and that’s material non-public information. So material non-public information cannot be disseminated to the public unless it’s done through a public forum. Right? What we don’t want to do is have any investor or potential investor have an advantage over another one, right? So if anyone has information that’s non-public and material that would provide an edge to them, and we just are very careful, as are any responsible public companies, to make sure that anything that we’re disseminating gets disseminated to the public in a fashion that enables everyone to have the same information at the same time.

You will see sometimes trading halts or information disseminated after hours. And this is done on purpose so that everyone has a chance to read and digest and decide on what they do or do not want to do based on a public release of information. So yes, we always release information through public methods and make sure that everybody has a chance to read this information before trading resumes.

Ben Rabizadeh (06:55):

Okay. All right. So with that, another time, so I’m going to hand it over to Canadian 2020 to get over those Reddit questions.

Canadian 2020 (07:04):

Thanks again, Ben. I just wanted to say we really appreciate it you hosting us today, and thank you, Patrick, for giving us time today. A lot of folks, Patrick, wanted to know a little bit more about you. Tell us a little bit more about your background in education and business.

Patrick Orlando (07:21):

Sure. I mean, I think it’s an interesting story. I ended up in the SPAC business. A lot of my business is now focused on the SPACs, but it’s been a long journey. Born and raised in Washington, DC. Very exciting city. Really a melting pot of people from all over the world. Good education. I went to Sidwell Friends right there in Northwest DC. Very close to several of the people still. I went to high school with excellent education, definitely a little bit of more of an urban education, I would say. Very much focused on science. And from there, I went to MIT. High school, I think it’s important to note, and you got a lot of followers out there, but definitely seriously involved in athletics. To this day, I think that’s an important part of education, and that team sports mentality has really assisted me in how I look at businesses and build teams and run teams. Football, especially, is a team sport that I’ve drawn a lot on in terms of having people that have different talents and making sure you’re managing them efficiently so that the entire team has a winning effort.

From there, I went to MIT. I initially began in engineering. I was studying mechanical engineering. I had a focus in dynamics. Really loved problem solving and the mathematics later. I got a degree in management science, management science with a concentration on finance. I hate to say it, but it was a little easy because the math used in finance, I mean, all of it is derived from the same math that we use in physics and things like heat transfer. So really enjoyed my time in management science and finance.

And from there, I went to JP Morgan in New York City. And not to skip over, while I was in college, I actually worked at IDS financial services, which was part of American Express. So I got my Series 7 and while I was in college. I was going to work probably more than I was going to class for a couple of years there.

But loved finance. At that point, we were really doing kind of financial planning and I was helping on the technical side of IDS and American Express. Left college. I went to JP Morgan. That’s where I started my Wall Street career, I would say. And at JP Morgan, I rotated around several areas primarily... I mean, actually, now that I think about it, everything was derivatives-related, structured products, swaps. And I ended up in emerging markets derivatives trading fixed income. Very exciting time. The market was just growing. We took trading volumes and increased them incredibly, right? The market grew and the math background really assisted me a lot, as did a real-world background because obviously when you are trading derivatives on Wall Street, a bond has several features that are not, let’s say clean or straightforward. There’s guarantees and there’s coupons. And many times, other banks on the Street, I don’t believe were modeling these features correctly, and we did a really great job. I worked as a market maker and did very, very well there at JP Morgan in this role. Transitioned over to Deutsche Bank running the same area, emerging markets derivatives on the fixed income side. Options and optionality are deeply ingrained in me. I love getting optionality for our businesses. I always try to see where I can squeeze out a little more optionality in a contract or something else. I know how to value it. And sometimes these options are very, very valuable.

Sorry I jumped over it, but also in the early ‘90s, before I went to Wall Street, I worked in Peru at a Peruvian investment bank and did a little bit of equity analysis. So I’ve been a finance guy since early ‘90s. And after that, I left Deutsche Bank and I went and worked on some operational businesses, mainly in energy and commodities. Was part of a group that built a very large private fuels terminal west coast of South America. I did some energy imports and distribution. So that was incredibly interesting, to build a real business as opposed to just trading. Leveraged that experience. Came back to the states. Took a couple more roles in structuring derivatives and then co-founded a sugar trading company. It’s basically trading energy, just for human consumption. And kind of honed my skills with private companies as an operator. Became aware of the middle markets and SPACs in about 2018 while I was at the operating company. And it was compelling enough to shift focuses. So sold those operating companies and kind of dedicated myself to the middle markets and SPACs. So I guess-

Canadian 2020 (13:11):

[crosstalk 00:13:11] CV. What really caught my eye...

Patrick Orlando (13:14):

Go ahead.

Canadian 2020 (13:15):

Could you elaborate a little bit more about in the commodities, what you exactly did? You worked a little bit in the sugar industry, but how long were you in that for?

Patrick Orlando (13:27):

So I started off in energy. I was doing clean product. I was doing diesel imports into Peru. There’s some terminology in every market. It’s similar in sugar as it is in energy. There’s longs and shorts and origins and destinations. And basically you have a situation where there’s people that produce products and there’s people that utilize products. Typically they’re not located in the same countries and someone has to put together the money to finance the trade, the logistics, the storage, and all of those activities. So did that first in energy with this terminal. And then we did it in sugar. We actually worked on not just white sugar, which moved around in containers, basically from the origins, which included Brazil, Central America. You name it, there’s a bunch of producers.

And then the main consumers, United States, for example, Canada, we don’t produce enough sugar, so it has to be imported. So we identify the trades, we identify the suppliers and the customers, we put together the finance, we structure the deals and execute that. And we moved a quarter billion dollars of sugar in energy. Well over billions of dollars of energy get moved in clean products. So exciting, real, down and dirty, visiting all these countries where they’re producing this stuff, and then putting on a suit and visiting the customers. You can got Kellogg’s and Barry Callebaut. These are the customers and the producers are kind of in these other countries. So it was exciting. Lots of travel. Got to definitely give a shout-out to my entire family for all their support. My wife, Jennifer, wonderful. She’s supported me through all these different businesses. And you’ll get a feel for how hard I’ve worked over these years, but they really helped me a lot, supporting me while I was traveling many days a week and working incredibly long hours. And I continue to do it now with the SPACs. And without them, I think it’d be very difficult to pull these kind of businesses off. So sugar, excellent. The energy, excellent. And what I’ve done now is leverage that experience, what it takes to be a good operator, what the elements are, and I utilize that to assist me in analyzing potential SPAC targets.

Mo, I think you’re a little frozen there, so.

Canadian 2020 (16:22):

That amazing. Yeah. I think it’s back on again. Am I still frozen?

Patrick Orlando (16:31):

No, no. Now you’re great. And you [crosstalk 00:16:34]-

Canadian 2020 (16:34):

[crosstalk 00:16:34]-

Patrick Orlando (16:34):

... in there. Just so you know, if anybody watching is from Canada, one of the main ice cream producers up there was one of our customers. We had a refinery in Hamilton right outside Toronto. So definitely say hi to all the Canadian guests. US, I’ve worked... I’ve always been kind of an East Coast guy, Washington DC, college in Boston, work in New York, now living in Miami. But definitely welcome the participation of everybody else from around the country.

Ben Rabizadeh (17:08):

Hey. Your Internet’s coming in and out, Canadian. Just letting you know. But I just want to let everyone know we got 10... It is interesting. 10 times more people are watching this on Rumble than on YouTube. So I think we gave a landing page. I gave people a choice of which one they wanted to choose, and it’s interesting the choices they made there. I just wanted to point that out.

Patrick Orlando (17:25):

That’s great. Rumble, interesting business. Definitely looked at it and considered it. It ended up going a different way than one of my SPACs, but glad to see that they’re part of this program.

Canadian 2020 (17:47):

Yeah. Thanks, Patrick. Sorry guys. What happened was I was stuck on traffic here and my flight came in late, so I’m not in the final destination. I’m at a small cafe just outside north of Toronto.

Patrick Orlando (17:58):

Oh, excellent.

Canadian 2020 (18:00):

So Patrick, what everyone wants to know is you obviously have very talented experience and background that’s very diverse - mechanical engineering, finances, derivative training, energy sector for both energy for industrial consumption and folks. How did you decide on this particular target for the SPAC?

Patrick Orlando (18:23):

So I’m actually not... If there’s any areas that I’m less well experienced in, social media, I wouldn’t say is something that I’ve worked in a lot. I typically don’t focused on companies that are brand-dependent. Brands, incredibly important. And just in sugar, for example, many of my customers are some of the best-known brands in the world, but I don’t like picking who’s going to win. Is it Coca-Cola or Pepsi that’s going to win the soda wars? Right? I’d rather be the supplier to both. Right? So typically I am looking for businesses that are going to do well no matter who ends up being the winner in any sector. For example, electric vehicles, it’s tough for me to pick a winner among the electric vehicle manufacturers. At the same time, there’s tons of battery technologies and lithium mining and other activities that support this sector that I’m interested in because it really doesn’t matter which brand is the one that is finally successful. They’re all going to utilize these inputs.

This was different for me. And really it was the strength of the brand. The strength of the brand, the potential of that brand really, I think, was what attracted me. And the more I thought about it and looked at it, the risk-reward, every decision you make in life has a risk and reward. Right? There’s a cost and you get some benefit. And the benefit’s uncertain, right? It could be very good. It could be very bad. It could be in the middle. So when I looked at this opportunity compared to the other opportunities that we looked at, it had a lot of potential. And I don’t normally pick brands, but I thought this was a very strong brand.

Canadian 2020 (20:33):

I know what you exactly mean because when I first got into SPACs, I was looking at a lot of EV plays. And then someone started thinking just like when you’re digging for gold, sell the pickaxes and forget about where they’re mining or what they’re looking for. At least you have a more asymmetric bet on the upside that way. So we started looking at chargers and which companies are selling the chargers and who’s supplying those, and that really paid off for a lot of us. So I totally get what you’re saying from that perspective. And I’ve been on Truth Social now for about a week or so, so I can see how it’s going. And some folks are asking on Reddit because they’re still in the line. Are we still doing beta testing?

Patrick Orlando (21:23):

Yeah. So I believe the current app is called a beta. That eventually will become the full-fledged app. It’s been Devin Nunes, who’s the CEO, has been quite active in the press compared to anyone obviously from our side, but the product went live right around the 21st and became available for signups. And I know they’re working diligently on the product and the onboarding of users.

Canadian 2020 (22:12):

Okay. Thanks for sharing that. For sure, beta testing is the way that you can find problems in the code, find issues that need to be rectified before you scale to millions. People are just impatient. They’re just really excited to get on board.

Patrick Orlando (22:27):

Of course. And it kind of is a testament to what I kind of extrapolated from the following that the president had on other platforms in the past. So that was one data point. There’s not a lot of data points when you’re looking at a young business. But I did have data on the number of users that were following the president on previous social media platforms. And that gave me some comfort as to my analysis as to whether or not there was going to be a demand for becoming part of this option. Right? I mean, everyone’s got an option when they wake up in the morning, what they’re going to look at, what they’re going to log into. It happens in banking, right? You have Wells Fargo, Bank of America, HSBC. They all kind of do the same thing, but people choose which one to go to. I thought that a platform with this brand would definitely bring some attention. I think the stock trading also, just the activity and volume also supports the theory that there is interest in this name.

Canadian 2020 (24:03):

So I just keep on getting one particular question again here. Somebody’s asking what are your hobbies? People want to know. Random.

Patrick Orlando (24:13):

I hate to say it. I’m just about to turn 50. So my hobbies have changed a little bit. When I was young, I’ve always been into sports. Played a lot of team sports, but then did lots of skiing, snowboarding. I flew planes for a little while, these small single-propeller planes. I absolutely love that. I’d love to get back into that. More recently, I hate to say one of my hobbies is just having meetings and learning about company and different people’s businesses. I try to spend as much time with my family and wife and my kids as possible.

We’re lucky enough to be members of a couple of clubs, and we have a lot of friends there. So very active socially and just... I wish I was good at golf. But for the most part, skiing, snowboarding, and hanging out with the family here. Pretty big at barbecuing. I can cook meat like a champion, but don’t ask me to give you the sides and the meat at the same time. That doesn’t happen. You get kind of one thing, one protein, and that’s what I’m good at. Everything else I have to lean on my wife for.

Canadian 2020 (25:33):

That’s awesome. Ben wants to jump in with a few questions.

Ben Rabizadeh (25:35):

Sure. I got a really interesting question to ask you. For those of you who don’t know, at Story Trading, we analyze stocks based on the four pillars of fundamentals, sentiment, catalyst, and technicals. Very different than a pure technical trader or a pure fundamental trader that’s only looking at financial value. And DWAC was a very interesting opportunity when we heard you were merging with Truth Social. We did this whole analysis, the night of the announcement about the importance of sentiment, and to what extent should sentimental value be part of the market pricing of an asset. And I think we’ve seen already proven that because of ideological or political reasons, people are willing to buy an asset at a price that may be above the fundamental value for sentiment reasons, right? Whether that’s because they’re very bullish about the fundamentals long-term, or whether it’s just a vote for Donald Trump or whatever reason they have. And I think that’s been a very, very interesting dynamic we’ve seen here in the last couple of months, and I’m sure you’re aware of that dynamic. And you saw that.

But my question for you is in the last few weeks, there’s been a lot of market volatility, a lot of risk assets crashing, but DWAC has not only held in there, but it’s hitting a new all-time high basically every single day this past week. So I wanted to know from your perspective, what do you attribute that strength in the stock too? Do you think it’s just more of the same sentiment? Or just your analysis to whatever extent you’re allowed to comment on it. Oh, did we lose him at the very best time?

Canadian 2020 (27:18):

Oh no. [crosstalk 00:27:21]-

Ben Rabizadeh (27:20):

He’ll be back.

Canadian 2020 (27:21):

Can you use the same link again?

Ben Rabizadeh (27:23):

Yeah, you can. There he is. That was the best question.

Patrick Orlando (27:25):

I bumped off there for a second.

Ben Rabizadeh (27:27):

There you go.

Patrick Orlando (27:29):

I beat up my computer. So back to this question. And I don’t know if you can hear me or see me.

Ben Rabizadeh (27:36):

We hear you. We see you.

Patrick Orlando (27:37):

All right. So look. I...

Ben Rabizadeh (27:48):

Well, not so much anymore. I think it’s frozen. Do you hear him, Canadian?

Canadian 2020 (27:54):

He’s frozen here as well.

Ben Rabizadeh (27:56):

He is frozen.

Canadian 2020 (27:57):

Let’s give him a second or two. Maybe he’ll come back.

Ben Rabizadeh (27:59):

He’s probably giving us this whole great answer and then we’ll have to wait for him to come back.

Canadian 2020 (28:06):

[crosstalk 00:28:06] Ben, I’m really fascinated by Story Trading because I’m in medicine and I just got randomly pulled into SPACs and asymmetric bets in the past 18 months. And then for some reason I found myself as a moderator of several subreddits. You know what I mean?

Ben Rabizadeh (28:21):

Cool. Yeah.

Canadian 2020 (28:23):

And I got to have a good feel what treads and what will do well. And I felt like these metrics are not being measured in real-time by people at Wall Street. So I think you guys are onto something with Story Trading.

Ben Rabizadeh (28:36):

Yeah. That’s what we believe. We have this philosophy that the market value is always the correct value, in opposition to a lot of fundamentally oriented investors who believe the market’s chaotic and inefficient. And if a stock is trading in a disparity to its financial value, that’s because people are stupid and we say, no, people are not stupid. The market’s very deep. There’s a lot of participants. There’s a reason why people buy and sell. So if DWAC is $97, you better believe there’s a really good reason for it. So it’s about trying to understand the market, understand other participants and really understand different reasons aside from just fundamentals of why stock would be either undervalued or overvalued. So I really hope he chimes in. What are your thoughts? While we wait for Patrick to come back, you’ve seen the strength in the stock and you know the fundamentalists, they run these calculations after the $1 billion PIPE. They’re like, “Hey, this is already valued more than Twitter.” What do you say to that?

Canadian 2020 (29:38):

I was lucky enough to talk and deal with 29 SPACs over the past 12 months. And none of them are doing what Digital World Acquisition Corp. has done. I know exactly what you’re saying.

Patrick Orlando (29:54):

I’m on my phone because ran out of memory there.

Ben Rabizadeh (29:58):

All right. You’re back. It’s okay. We’re having a nice conversation about sentiment and sentimental value. So-

Canadian 2020 (30:05):

Just to say, Ben, sentimental value is very valuable these days. I think it’ll be [crosstalk 00:30:12] valuable going forward.

Patrick Orlando (30:12):

I’m back. Can you her me now? I switched to a phone.

Ben Rabizadeh (30:14):

Yeah, we hear you. All right, Mr. Patrick. In and out. He’s frozen again. Well, I hope he comes back.

Canadian 2020 (30:28):

So like you’re saying, Ben, I think this sentiment is a valuable metric that some people haven’t quantified and taken into their calculations in trying to evaluate stocks. And I think in the future, this will be more important. I have a physics background, and that’s how I got into derivative trading. I remember I never traded anything until I started getting an attending job. [crosstalk 00:30:54] Derivative.

Patrick Orlando (30:54):

Hello. Hello.

Ben Rabizadeh (30:57):

All right, Patrick. You’re back.

Patrick Orlando (30:59):

Yeah. I’m back. I’m on the phone. I don’t know what happened there. Miami, we need to improve the internet down here. I don’t think they expected as many people and this kind of bandwidth. But back to the question on the trading, I need to be careful, obviously, not to influence stock price. I don’t want to do it and it wouldn’t be productive for any owners of the stock. But I think there’s a lot of analysis can be done on the fundamentals as well as the emotions. Fundamentally, DWAC doesn’t have a huge float, right? That’s something that everyone can analyze what the float actually is, and the number of potential holders of the name, Ben. So as you said, being part of DWAC could be important for some people.

The actual stock price, I try not to really pay attention to that. I’m much more interested in what this is in a decade than it is on any given day. But I think you are right. There’s many things... And I’m not talking about Digital World. I’m saying stocks in general, right? I mean, there are so many different factors that influence stock price performance, but I really, a lot of times, pay attention to the fundamentals. And obviously, when things have attention, they do trade more actively that they don’t.

Ben Rabizadeh (32:48):

Okay, great. Let me ask one final question, then I’ll turn it over to Canadian for the rest of the show. With this $1 billion PIPE, is there anything you can tell us to... Let me put it this way. There are some people who refer to that PIPE as a death spiral financing, right? It’s very good terms for the people who are participating. It’s set up in such a way that it seems that the people participating are not really in it to hold the stock long-term. They’re in it for a transactional reason, getting a huge discount. And some people are concerned about that. I’m wondering with the strength of the stock, especially the last couple of weeks with interest rates concerns and the war, look how strong the stock is. Is there an opportunity to maybe go back and improve the terms for the rest of retail holders?

Patrick Orlando (33:39):

Yeah. I mean, once again, you always have to look at pros and cons, right? And anybody that’s going to provide you significant liquidity needs to get paid to do so. Right? $1 billion doesn’t come free. The terms of the PIPE deal are public. Everyone is welcome. And once again, I’m going to say it a million times if we do a million interviews, you have to read the public filings. Sometimes they’re boring. But if you just read the news, someone else has read the public filing, and maybe they’re right. Maybe they’re wrong. Maybe they were careful. Maybe they weren’t. Maybe their analysis is correct or maybe it’s not. But as with contracts, you got to read them yourself and really kind of go through them.

So the PIPE is publicly available. If you look at the terms of the PIPE, it was a 20% discount off of the trading price at the time that it was agreed to. And you can argue whether or not that’s a huge discount, right? I mean, in a way, it’s opinion. I’m not going to provide my opinion, but everyone should read that and understand, do they think it was a positive or negative? And nothing’s a straight question always, right? There’s positives and negatives. But what is the benefit for the company for having $1 billion to potentially grow. The billion dollars only becomes actuality upon closing. But is that more important than the additional shares that were out there and these liquidity providers getting a discount or not? Right?

So when you do an analysis of whether or not something is beneficial or not, you kind of have to take everything into account. And is $1 billion to grow the business more important or not [inaudible 00:35:52] than the terms that were given to the PIPE investors? And everybody can analyze this for themselves and is more than welcome to, right? And all this is publicly available. And that’s what I love about public companies, right? It basically makes investing democratic. Anyone is allowed to either buy, sell, or do nothing. Right? And you do it based on information. And the information that you have is stock price, history, public filings. Sometimes there’s analysis that you can look at, but I love the public markets. One of the things I like about SPACs is I do believe that somehow, we are providing the public the ability to invest in companies that otherwise would not be available to the public. So I really like what we’re doing. I think it’s an important effort. And I love public companies. I love people kind of voting. Are you doing a good job or not a good job? And we’re not creating the valuation ourselves, right? We’re not guessing. It’s something that the public decides. So I really like that about the company. And stock price performance, right? It’s buyers and sellers. There’s more buyers and sellers, you’re going up. There’s more sellers than buyers, you’re going down.

Ben Rabizadeh (37:19):

All right. Thank you for that, Patrick. I got to step out. You guys, Canadian, you can go as long as you’d like. Neil Rogers in the studio is handling the controls. So I’ll see you guys next time. Thanks guys.

Patrick Orlando (37:29):

Perfect.

Canadian 2020 (37:29):

Thank you so much, Ben. Thank you for those good questions.

Ben Rabizadeh (37:32):

Sure.

Canadian 2020 (37:34):

So Patrick, transitioning a little bit away from the financial side and going a little bit to the app features, a lot of folks are wondering especially for their parents, will there be a browser?

Patrick Orlando (37:48):

So like any business, right, we’re in the early innings, the company itself, and this is all public. The company hasn’t existed for that long. The merger definitive was announced recently. The cash from the SPAC and/or PIPE will be available on closing. So there’s a progression, right? And this is, I believe, early in the progression of the potential of the company. And the plans, I think the best person to communicate the plans are Devin Nunes. He’s the CEO. But there’s definitely plans in the works to make the product potentially available to a much larger audience. I’d love to maybe invite Devin onto the next AMA, AMA number three. I’ll speak to him about it and he can speak a little bit more as to the plans for the company.

Canadian 2020 (38:54):

That’s awesome. We look forward to having Mr. Nunes. A lot of folks have very interesting questions that they want to ask, especially things like, is it going to be more like Twitter or more like Facebook? You know what I mean?

Patrick Orlando (39:10):

Yeah. [crosstalk 00:39:10]-

Canadian 2020 (39:10):

Those are that questions [crosstalk 00:39:11], right?

Patrick Orlando (39:15):

Yeah. So I think the truth is that the product, everyone’s going to get eventually a chance to look at it and see what they feel about it. I mean, Truth Social is its own company and its own app.

Canadian 2020 (39:40):

Some folks are also wondering what level of involvement will you be having down the road? Looks like we lost you on the screen there. Okay. I can see you [crosstalk 00:39:54].

Patrick Orlando (39:54):

I’m back.

Canadian 2020 (39:55):

Yeah.

Patrick Orlando (39:59):

So Digital World, it’s in the public filings. We will have representatives on the board. I think that’s important. And obviously we are deeply interested in... If we can assist in any way, we’re going to utilize our network and resources to potentially give the best support to the product possible.

Canadian 2020 (40:35):

That’s awesome. And so, good. So you said there’ll be board members that’ll be from Digital that’ll be there. Then the other questions folks are asking is, I know we kind of talked about it a little bit. Are we expecting what Mr. Nunes said maybe around end of April was it, that we’ll have most people onboarded who want to be part of the app?

Patrick Orlando (41:03):

Say it again?

Canadian 2020 (41:06):

So I think it was Nunes who said near the end of March, end of April, we’ll have more folks on Truth. It’ll be easier to get online on it. Is that the plan or is this kind of an evolving landscape where as we go through the beta testing, we’ll know how fast things go?

Patrick Orlando (41:25):

Yeah. I think the best thing is just follow any news from the company. Right? So that’s the best way to keep informed. And from the SPAC, our updates will be through public filings.

Canadian 2020 (41:42):

Okay. I’m getting questions for Benessere here as well.

Patrick Orlando (41:47):

Yeah. And we should do Benessere separately.

Canadian 2020 (41:53):

Yeah. We’ll do a separate one, guys, for that down the road. It looks like I have to head out too. The third AMA-

Patrick Orlando (42:04):

Let’s keep it short. And thanks, everybody. And we’ll hopefully have another one. And keep in touch with people interested in what we’re doing.

Canadian 2020 (42:18):

Perfect. Thank you so much, Patrick, for giving us your time today. And we’ll be seeing each other in our third AMA. Take care, everyone.

Patrick Orlando (42:27):

All right. Excellent. Bye.

Canadian 2020 (42:29):

All right. Take care. And so for the people at our SPAC and our DWAC stock, thanks for showing up of tonight as usual. We appreciate your support and continued interest. The best way to follow updates is on the public filings that are accessible to everyone. So goodnight, everyone, and have a good weekend. Take care. Bye-bye.

Patrick Orlando (42:47):

Right. Thanks guys. Thank you.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination transaction (the “Business Combination”) between Digital World Acquisition Corp., a Delaware corporation (“Digital World”), and Trump Media & Technology Group Corp., a Delaware corporation (“TMTG”), contemplated by an Agreement and Plan of Merger, dated October 20, 2021 (the “Merger Agreement”). Digital World’s and TMTG’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Business Combination and a private placement to be consummated concurrently with the Business Combination (“PIPE”) may not be completed in a timely manner or at all, which may adversely affect the price of Digital World’s securities, (ii) the risk that the Business Combination may not be completed by Digital World’s deadline for an initial business combination and the potential failure to obtain an extension of deadline if sought by Digital World, (iii) the failure to satisfy the conditions to the consummation of the Business Combination or the PIPE, including the approval of the Merger Agreement by the stockholders of Digital World, (iv) the potential lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vi) the failure to achieve the minimum amount of cash available following any redemptions by Digital World stockholders, (vii) redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the Business Combination, (viii) the effect of the announcement or pendency of the Business Combination or the PIPE on TMTG’s business relationships, operating results, and business generally, (ix) risks that the Business Combination disrupts current plans and operations of TMTG, (x) the outcome of any legal proceedings that may be instituted against Digital World or against TMTG related to the Merger Agreement or the Business Combination, (xi) the risk of any investigations by the Securities and Exchange Commission (the “SEC”) or other regulatory authority relating to the Merger Agreement, the Business Combination or the PIPE and the impact they may have on consummating the Business Combination and PIPE, (xii) the timing of the roll-out of TruthSocial, TMTG’s initial product, and its ability to generate users and advertisers, (xiii) changes in domestic and global general economic conditions, (xiv) risk that TMTG may not be able to execute its growth strategies, (xv) risks related to the ongoing COVID-19 pandemic and response, (xvi) risk that TMTG may not be able to develop and maintain effective internal controls, (xvii) costs related to the Business Combination and the failure to realize anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions, and (xviii) and those factors discussed in Digital World’s filings with the SEC and that will be contained in the a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the Registration Statement and other documents to be filed by Digital World from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Digital World and TMTG may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Neither of Digital World or TMTG gives any assurance that Digital World, TMTG, or the combined company, will achieve the expectations.

Participants in the Solicitation

Digital World and TMTG and certain of their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the securityholders of Digital World in favor of the approval of the Business Combination. Securityholders of Digital World and other interested persons may obtain more information regarding the names and interests in the Business Combination of Digital World’s directors and officers in Digital World’s filings with the SEC, including the Registration Statement to be filed with the SEC, which will also contain the names and interests in the Business Combination of TMTG’s directors and officers. These documents can be obtained free of charge from the sources indicated below.

No Offer or Solicitation

This communication hereto shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information About the Transactions and Where to Find It

In connection with the Business Combination and PIPE, Digital World intends to file with the SEC the Registration Statement, which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus. Digital World’s stockholders and other interested persons are advised to read, when available, the Registration Statement, including the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about Digital World, TMTG, the Merger Agreement, the Business Combination and PIPE. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of Digital World as of a record date to be established for voting on the Business Combination. Stockholders of Digital World will also be able to obtain copies of the Registration Statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Digital World Acquisition Corp., 78 SW 7th Street, Miami, FL 33130.